SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                ----------------

                     QWEST COMMUNICATIONS INTERNATIONAL INC.

     (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
                                ----------------

    Options To Purchase Common Stock, $.01 Par Value, of Qwest Communications
        International Inc. Granted to Eligible Employees Under The Qwest
            Communications International Inc. Equity Incentive Plan
                         (Title of Class of Securities)
                                ----------------

                                    749121109
                (CUSIP Number of Class of Underlying Securities)
                                ----------------

                                    Yash Rana
               Associate General Counsel and Assistant Secretary,
                    Qwest Communications International Inc.
                 1801 California Street, Denver, Colorado 80202
                                 (303) 992-1400
            (Name, Address and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons))
                              --------------------
                                    Copy to:
                            Steven L. Grossman, Esq.
                             O'Melveny & Myers, LLP
       1999 Avenue of the Stars, 7th Floor, Los Angeles, California 90067
                                 (310) 553-6700


                            CALCULATION OF FILING FEE
 =============================================================================
 Transaction Value(1)                    Amount of Filing Fee(2)

 -----------------------------------------------------------------------------
   $212,734,897                          $42,547
 =============================================================================

(1) Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase 37,453,327 shares of Qwest Communications International Inc. Common Stock, par value $0.01 per share ("Common Stock"), having an aggregate value of $212,734,897 as of October 30, 2001, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  Not Applicable      Filing Party:  Not Applicable
      Form or Registration No.:  Not Applicable    Date Filed:  Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ]       third-part tender offer subject to Rule 14d-1.
        |X|       issuer tender offer subject to Rule 13e-4.
        [ ]       going-private transaction subject to Rule 13e-3.
        [ ]       amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer [ ].

         The filing of this Schedule TO shall not be construed as an admission by Qwest Communications International Inc. that the offer described below constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

ITEM 1.        SUMMARY TERM SHEET

         The information set forth under "Summary of Offer Expiring November 30, 2001" beginning on page 1 of the Exchange Offer Circular, dated October 31, 2001 (the "Exchange Offer Circular"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.        SUBJECT COMPANY INFORMATION

         (a) The name of the issuer is Qwest Communications International Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 1801 California Street, Denver, Colorado 80202. The Company's telephone number is (303) 992-1400.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to eligible employees of the Company (as described in the Exchange Offer Circular) to exchange Eligible Options (as defined in the Exchange Offer Circular) and Recent Options (as defined in the Exchange Offer Circular) to purchase shares of the Company's Common Stock, par value $0.01 per share (the "Common Stock"), for new non-qualified stock options (the "New Options") to be granted by the Company under the Company's Equity Incentive Plan. The offer by the Company, and the exchange of Eligible Options and Recent Options for New Options, are each made upon the terms and conditions described in the Exchange Offer Circular and the related Election Form and Release Agreement attached hereto as Exhibit (a)(2) and incorporated herein by reference (the "Election Form").

         The information set forth in the response to Question 45 ("How many Eligible Options are there?") in the Exchange Offer Circular is incorporated herein by reference.

         (c) The information set forth in the response to Question 43 ("What is the price of our common stock?") in the Exchange Offer Circular is incorporated herein by reference. No trading market exists for the Eligible Options or the Recent Options.

ITEM 3.        IDENTITY AND BACKGROUND OF FILING PERSON

         (a) The Company is also the filing person. The information set forth under Item 2(a) above is incorporated by reference. The information set forth in the second paragraph of the response to Question 46 ("How does the Offer relate to Qwest's directors and executive officers?") in the Exchange Offer Circular is incorporated herein by reference.

ITEM 4.        TERMS OF THE TRANSACTION

         (a) The following information is incorporated herein by reference:

               (i)   the terms and conditions set forth in the Election Form;
                     and

               (ii)  the following information set forth in the Exchange Offer
                     Circular: the information set forth under the caption "Summary of Offer Expiring November 30, 2001"; the responses to Questions 10 through 31 under the caption "Terms of the Offer - The Offer"; the information set forth under the caption "Terms of the Offer - Terms and Conditions of New Options to be granted in June 2002," including, without limitation, the responses to Questions 32 through 37; the responses to Questions 40 through 42 and Questions 45 through 47 under the caption "Terms of the Offer - Other Provisions; Administration"; and the information set forth under the caption "Terms of the Offer
                     - Federal Income Tax and Social Security Consequences," including, without limitation, the responses to Questions 50 through 54.

         (b) The information set forth in the response to Question 46 ("How does the Offer relate to Qwest's directors and executive officers?") in the Exchange Offer Circular is incorporated herein by reference.

ITEM 5.        PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         (e) The information set forth in the response to Question 46 ("How does the Offer relate to Qwest's directors and executive officers?") in the Exchange Offer Circular is incorporated herein by reference. The Qwest Communications International Inc. Equity Incentive Plan, filed as Exhibit (d)(1) hereto, contains information regarding the Eligible Options and Recent Options, and is incorporated herein by reference.

ITEM 6.        PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         (a) The following information from the Exchange Offer Circular is incorporated herein by reference: the information set forth under the caption "Summary of Offer Expiring November 30, 2001"; the information set forth under the caption "Terms of the Offer - Background and Reasons for the Offer," including the responses to Questions 1 through 5; the information contained in the response to Question 6 under the caption "Terms of the Offer - Benefits and Risks of the Offer"; and the information contained in the responses to Question 44 and 47 under the caption "Terms of the Offer - Other Provisions; Administration."

         (b) The following information is incorporated herein by reference:

               (i) the terms and conditions of the offer set forth in the Election Form; and

               (ii)  the following information set forth in the Exchange Offer
                     Circular: the information set forth under the caption "Summary of Offer Expiring November 30, 2001"; the information set forth in the response to Question 6 under the caption "Terms of the Offer - Benefits and Risks of the Offer"; the information set forth under the caption "Terms of the Offer - The Offer," including, without limitation, the information in the responses to Questions 10 through 31; and the information in the response to Question 32 under the caption "Terms of the Offer - Description of Terms and Conditions of New Options to be Granted in June 2002."

         (c) The information set forth in the response to Question 46 ("How does the Offer relate to Qwest's directors and executive officers?") and in the response to Question 48 ("Is Qwest contemplating any other transactions?") in the Exchange Offer Circular is incorporated herein by reference.

ITEM 7.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a) The following information set forth in the Exchange Offer Circular is incorporated herein by reference: the information set forth under the caption "Summary of Offer Expiring November 30, 2001"; the information set forth under the caption the "Terms of the Offer - Terms and Conditions of New Options to be granted in June 2002, including without limitation, the information set forth in the responses to Questions 32 through 37; and the information set forth in the responses to Question 42 and Question 45 under the caption "Terms of the Offer - Other Provisions; Administration."

         (b) The following information is incorporated herein by reference:

               (i)   the terms and conditions set forth in the Election Form;
                     and

               (ii) the information set forth in the responses to Question 12 ("What are the conditions to the Offer?") and Question 14 ("How may I accept the Offer?") in the Exchange Offer Circular.

         (d) Not applicable.

ITEM 8.        INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         (a) The information set forth in the response to Question 46 ("How does the Offer relate to Qwest's directors and executive officers?") in the Exchange Offer Circular is incorporated herein by reference.

         (b) The information set forth in the response to Question 46 ("How does the Offer relate to Qwest's directors and executive officers?") in the Exchange Offer Circular is incorporated herein by reference.

ITEM 9.        PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

         (a) Not applicable.

ITEM 10.       FINANCIAL STATEMENTS

         (a) the following information is incorporated herein by reference:

             (1) the information set forth in the Exchange Offer Circular in the response to Question 44 ("What information is available regarding Qwest?") and under "Additional Information; Incorporation of Documents by Reference";

             (2) Audited financial statements of Qwest and its consolidated subsidiaries for the fiscal years ended December 31, 1999 and December 31, 2000 as shown on pages F-13 through F-47 of Exhibit 13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000, as amended on Form 10- K/A, filed with the SEC on August 20, 2001;

             (3) pages 1 to 14 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001;

             (4) Exhibit 12 - "Computation of Ratios of Earnings to Fixed Charges" - to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and the ratios of earnings to fixed charges included in Attachment E to the Exchange Offer Circular; and

             (5) the book value per share data included in Attachment E to the Exchange Offer Circular.

         (b) Not applicable.

ITEM 11.       ADDITIONAL INFORMATION

         (a) The following information set forth in the Exchange Offer Circular is incorporated herein by reference:

               (i) the information set forth in the responses to Question 44 ("What information is available regarding Qwest?"), Question 46 ("How does the Offer relate to Qwest's directors and executive officers?") and Question 49 ("Are there any regulatory requirements or other approvals that Qwest must comply with or obtain?"); and

               (ii) the information contained in the "Additional Information; Incorporation of Documents by Reference" section in the Exchange Offer Circular is incorporated herein by reference.

         (b) Not applicable.

ITEM 12.       EXHIBITS

         (a) (1) Exchange Offer Circular dated October 31, 2001, with exhibits (which include (i) the Prospectus for the Qwest Communications International Inc. Equity Incentive Plan in Attachment A, (ii) the Forms of Nonqualified Stock Option Agreements in Attachments B-D, and (iii) Selected Financial Data in Attachment E)

         (a) (2)   Form of Election Form and Release Agreement

         (a) (3)   Form of Statement of Employee Stock Option Holdings

         (a) (4)   Form of Confirmation Card

         (a) (5)   Press Release issued on October 31, 2001

         (a) (6)   Email Message to Employees Announcing Exchange Offer

         (a) (7) Form of Cover Letter to Employees Accompanying Exchange Offer Documents and to appear on the Qwest Communications International Inc. Human Resources Website

         (a) (8) Form of Cover Letter to Employees Included in Mailing of Exchange Offer Documents

         (a) (9)   Addendum to Offer Circular for Non-U.S. Employees

         (a) (10) Questions and Answers to appear on the Qwest Communications International Inc. Human Resources Website

         (a) (11)  Qwest Human Resources Website Full Screen Message

         (a) (12) Reminder Message to Employees to Review Offering Circular contained on Qwest Human Resources Website

         (a) (13)  Form of Reminder of Deadline

         (a) (14) Transcription of Recorded Message on Stock Administration Toll Free Phone Line

         (a) (15) The Company's Annual Report on Form 10-K for the year ended December 31, 2000, filed with the Securities and Exchange Commission (the "SEC") on March 16, 2001, as amended on Form 10-K/A, filed with the SEC on August 20, 2001 (incorporated herein by reference)

         (a) (16) Audited financial statements for Qwest and its consolidated subsidiaries for the fiscal years ended December 31, 1999 and December 31, 2000 in Pages F-13 to F-47 of Exhibit 13 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000, as amended on Form 10-K/A, filed with the SEC on August 20, 2001 (incorporated herein by reference)

         (a) (17) The Company's Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2001 and June 30, 2001, filed with the SEC on May 15, 2001, and August 14, 2001, respectively (each incorporated herein by reference)

         (a) (18) The Company's Current Reports on Forms 8-K filed with the SEC on March 22, 2001, March 29, 2001, April 5, 2001, April 25,
                   2001, April 27, 2001, May 17, 2001, June 5, 2001 (as amended by the Company's Current Report on Form 8-K/A filed with the SEC on June 5, 2001), June 8, 2001, June 20, 2001, June 21,
                   2001, July 20, 2001, July 26, 2001 (as amended by the

                   Company's Current Report on Form 8-K/A filed with the SEC on July 26, 2001) August 7, 2001 (as amended by the Company's Current Report on Form 8-K/A filed with the SEC on August 13,
                   2001), September 10, 2001 and October 31, 2001 (each incorporated herein by reference)

         (b)       Not applicable.

         (d) (1)   Qwest Communications International Inc. Equity Incentive
                   Plan

         (d) (2)   Form of Nonqualified Stock Option Agreement

         (d) (3)   Form of Restricted Stock Agreement

         (g)       Not applicable

         (h)       Not applicable

ITEM 13.       INFORMATION REQUIRED BY SCHEDULE 13E-3

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                         QWEST COMMUNICATIONS INTERNATIONAL INC.

                         By: /s/ YASH RANA
                             ---------------------------------------------------
                             Yash Rana
                             Associate General Counsel and Assistant Secretary

                         Date: October 31, 2001

                                  EXHIBIT INDEX

   Exhibit
   Number                          Description of Document
----------------     -----------------------------------------------------------
  (a)(1)             Exchange Offer Circular dated October 31, 2001, with
                     exhibits (which include (i) the Prospectus for the Qwest
                     Communications International Inc. Equity Incentive Plan in
                     Attachment A, (ii) the Forms of Nonqualified Stock Option
                     Agreements in Attachments B-D, and (iii) Selected Financial
                     Data in Attachment E)
  (a)(2)             Form of Election Form and Release Agreement
  (a)(3)             Form of Statement of Employee Stock Option Holdings
  (a)(4)             Form of Confirmation Card
  (a)(5)             Press Release issued on October 31, 2001
  (a)(6)             Email Message to Employee Announcing Exchange Offer
  (a)(7)             Form of Cover Letter to Employees Accompanying Exchange
                     Offer Documents and to appear on the Qwest Communications
                     International Inc. Human Resources Website
  (a)(8)             Form of Cover letter to Employees Included in Mailing of
                     Exchange Offer Documents
  (a)(9)             Addendum to Offer Circular for Non- U.S. Employees
  (a)(10)            Questions and Answers to appear on the Qwest Communications
                     International Inc. Human Resources Website
  (a)(11)            Qwest Communications International Inc. Human Resources
                     Website Full Screen Message
  (a)(12)            Reminder Message to Employees to Review Offering Circular
                     contained on Qwest Human Resources Website
  (a)(13)            Form of Reminder of Deadline
  (a)(14)            Transcription of Recorded Message on Stock Administration
                     Toll Free Phone Line
  (a)(15)            The Company's Annual Report on Form 10-K for the year ended
                     December 31, 2000, filed with the SEC on March 16, 2001, as amended on Form 10-K/A, filed with the SEC on August 20, 2001 (incorporated herein by reference)
  (a)(16)            Audited financial statements for Qwest and its consolidated subsidiaries for the fiscal years ended December 31, 1999
                     and December 31, 2000 in Pages F-13 to F-47 of Exhibit 13 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000, as amended on Form 10-K/A, filed with the SEC on August 20, 2001 (incorporated herein by reference)
  (a)(17)            The Company's Quarterly Reports on Forms 10-Q for the
                     quarters ended March 31, 2001 and June 30, 2001, filed with the SEC on May 15, 2001, and August 14, 2001, respectively
                     (each incorporated herein by reference)

  (a)(18) The Company's Current Reports on Forms 8-K filed with the SEC on March 22, 2001, March 29, 2001, April 5, 2001, April 25, 2001, April 27, 2001, May 17, 2001, June 5, 2001 (as
                     amended by the Company's Current Report on Form 8-K/A filed with the SEC on June 5, 2001), June 8, 2001, June 20, 2001, June 21, 2001, July 20, 2001, July 26, 2001 (as amended by the Company's Current Report on Form 8-K/A filed with the SEC on July 26, 2001) August 7, 2001 (as amended by the Company's Current Report on Form 8-K/A filed with the SEC on August 13, 2001), September 10, 2001 and October 31, 2001 (each incorporated herein by reference)

  (d)(1)             Qwest Communications International Inc. Equity Incentive
                     Plan.

  (d)(2)             Form of Nonqualified Stock Option Agreement

  (d)(3)             Form of Restricted Stock Agreement